

OCTOBER 13, 2022 | VANCOUVER, BC

SANDSTORM GOLD ROYALTIES PROVIDES ASSET UPDATE

Sandstorm Gold Ltd. ("Sandstorm Gold Royalties", "Sandstorm" or the "Company") (NYSE: SAND, TSX: SSL) is pleased to provide an update of recent developments from the Company's royalty portfolio.

HOD MADEN RECEIVES FORESTRY PERMIT AND BEGINS EARLY WORKS CONSTRUCTION

Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya"), the majority owner and operator of the Hod Maden project in Turkey, has been advancing the project as all major permits have been received, with the award of the final permit from the Ministry of Forestry. The Environmental Impact Assessment was approved in 2021, another major project milestone.

Lidya has commenced two out of four planned early works projects at site. The access road and pad preparation for the electrical substation is almost complete and the road upgrades in the Salicor Valley to the north are well underway. Once installed, the electrical substation will tie to the existing overhead high-voltage lines. Other early works projects that are permitted and set to begin are the access road upgrade and tunnel to the North Valley. All four early works projects are expected to be underway or completed by the start of Q4 2022.

Sandstorm has a gold stream on the Hod Maden project allowing the Company to purchase 20% of gold produced (on a 100% basis) for ongoing payments at a price equal to 50% of the gold spot price until 405,000 ounces of gold are delivered (the "Delivery Threshold"). After the Delivery Threshold has been reached, the gold stream will entitle Sandstorm to purchase 12% of gold produced for the life of the mine at a price equal to 60% of the gold spot price. Sandstorm also holds a 2.0% net smelter returns ("NSR") royalty on the Hod Maden project.

GREENSTONE ACHIEVES 46% PROJECT READINESS, ON TRACK TO FIRST GOLD POUR IN FIRST HALF OF 2024

Equinox Gold Corp. ("Equinox") provided an update on progress at the Greenstone Project in Ontario, Canada. The overall project is approximately 46% complete and on track to pour gold in the first half of 2024. Detailed engineering is effectively complete, while other construction milestones including procurement, earthworks, tailings storage facility, and structural concrete are all approaching or at 60% completion. It is expected that by the end of 2022 the water treatment plant will be commissioned, the majority of the buildings constructed, and some preproduction mining activities will begin.

Greenstone is anticipated to be one of the largest gold mines in Canada, producing more than 400,000 ounces of gold annually for the first five years and more than 5 million ounces ("Moz") of gold over its initial 14-year mine life.

For more information, visit the Equinox Gold website at **www.equinoxgold.com** and see the press release dated July 27, 2022 and the Greenstone Mine Site Tour presentation dated September 7, 2022.

Sandstorm has a gold stream agreement to purchase 2.375% of the gold produced at Greenstone (on a 100% basis) up to a maximum of 120,333 ounces delivered, then 1.583% of the gold thereafter. Sandstorm will make ongoing payments for each ounce of gold purchased equal to 20% of the spot price of gold. Sandstorm will also make an additional payment of up to $30 per ounce in ESG contributions.

LUNDIN GOLD INCREASES PRODUCTION GUIDANCE AT FRUTA DEL NORTE AND UPDATES ON NEAR-MINE & REGIONAL EXPLORATION PROGRAMS

Lundin Gold Inc. ("Lundin") provided updates on the exploration programs at the Fruta del Norte project in Nevada. A 6,000 metre exploration program is focusing on targets within and around the existing Fruta del Norte operation, near the deposit, and along strike on the extension of major structures. A 16,500 metre regional exploration drilling program is ongoing with a focus on the Barbasco and Puente Princesa targets. Four additional targets of interest have been identified from regional exploration: Barbasco Norte, Capullo, Puma, and Quebrada La Negra.

For the first half of 2022, Lundin reported production of 233,555 ounces and sold 215,573 ounces of gold at an all-in sustaining cost ("AISC") of $771 per ounce. As a result of the strong results, Lundin has increased its 2022 production guidance to between 430,000 and 460,000 ounces from 405,000 to 445,000 ounces. The company has also decreased AISC guidance to between $820 and $870 per ounce sold from $860 to $930 per ounce sold. In

October, Lundin announced gold production of 121,635 ounces in the third quarter 2022, which is on track with the latest production guidance.

For more information, visit the Lundin Gold website at **www.lundingold.com** and see the press releases dated August 4, 2022, and August 9, 2022. Sandstorm has a 0.9% NSR royalty on the precious metals produced from the Fruta del Norte project.

ERDENE ADVANCES BAYAN KHUNDII PROJECT DEVELOPMENT, DRILLING EXPANDS MINERALIZATION AT ULAAN

Erdene Resource Development Corp. ("Erdene") reported that construction readiness activities have progressed at the Bayan Khundii project, with preparatory site works underway and key permits received for most facilities. The remaining permits are expected to be received in the coming months.

Erdene also provided an update on the first phase of the 2022 Khundii Gold District exploration program, where over 5,000 metres of drilling was completed. Drilling has expanded the high-grade Ulaan Southeast discovery west, intersecting an interpreted feeder zone. Drill results from Ulaan Southeast traced mineralization over 200 metres of strike and to a depth of 450 metres, remaining open to the west and at depth.

For more information, visit the Erdene website at **www.erdene.com** and see the press release dated August 4, 2022. Sandstorm has a 1.0% NSR royalty on the Bayan Khundii project and a 1.0% NSR on the Ulaan exploration project.

ANTIPA INCREASES MINYARI DOME RESOURCES TO 950,000 INDICATED AND 800,000 INFERRED GOLD OZ AND RELEASES SCOPING STUDY

In May, Antipa Minerals Limited ("Antipa") announced a 250% increase to the Minyari Dome project Mineral Resource Estimate in Western Australia. The project contains gold-silver-copper-cobalt mineralization located in five areas. Indicated Gold Resources increased to 950,000 ounces contained in 21.1 million tonnes ("Mt") at 1.4 grams per tonne ("g/t") gold from the Minyari and WACA Zones. Inferred Resources increased to 800,000 ounces contained in 12.8 Mt at 1.94 g/t gold from the Minyari, WACA, Minyari South, Sundown, and WACA West zones. Gold Resources were estimated using gold-equivalent ("AuEq") cut-off grades based on gold, silver, copper and cobalt of 0.5 g/t AuEq for material located above sea level, and 1.5 g/t AuEq for material located below sea level. The updated Mineral Resource includes potential open pit and underground development. Additional Resource growth is present at Minyari, WACA, Minyari South, Sundown, and several other prospects nearby.

Antipa's recent Scoping Study for the Minyari Dome project includes development based on the May 2022 Mineral Resource Estimate. The study outlined a combined open pit and underground mining operation that extracted 21.4 Mt at 1.6 g/t gold for 1.1 Moz gold.

For more information, visit the Antipa website at **www.antipaminerals.com.au** and see the press releases dated May 2, 2022, July 28, 2022, and August 31, 2022. Sandstorm has a 1.0% NSR royalty on the North Telfer project, which encompasses the Minyari Dome project.

ARIANA INTERSECTS 2.9 G/T GOLD OVER 17.8 METRES AT TAVSAN PROJECT, MOVES TO CONSTRUCTION STAGE

Ariana Resources plc ("Ariana") announced positive drill results from vertical core holes in June for the Tavsan project located in Turkey. The drill results extend known mineralization in the North Zone, which contains the highest grades and widest intercepts of mineralization for the project.

Highlights from the infill resource drilling include:

- **TAV-D66-21:** 17.8 metres grading 2.9 g/t gold and 5.1 g/t silver from 12.7 metres, including 3.2 metres grading 6.8 g/t gold and 8.3 g/t silver from 12.7 metres;
- **TAV-D69-22:** 12.0 metres grading 1.7 g/t gold and 2.9 g/t silver from 41.0 metres, including 5.3 metres grading 2.0 g/t gold and 2.6 g/t silver from 45.7 metres; and
- **TAV-D90-22:** 12.9 metres grading 1.6 g/t gold and 1.9 g/t silver from 15.9 metres.

The Tavsan project is transitioning to construction stage and a ramp-up of development activities is proceeding. Ariana is preparing an updated Mineral Resource Estimate, and corresponding updates to the Feasibility Study as well as evaluating geology to identify new exploration areas for further drill testing.

For more information, visit the Ariana website at **www.arianaresources.com** and see the press releases dated June 16, 2022, and June 23, 2022. For the Red Rabbit (Tavsan) project, Sandstorm has a 1.0%–2.0% NSR royalty on gold and silver produced at Tavsan and a 2.0% NSR royalty on all other metals.

QP
Qualified Person

Keith Laskowski (MSc), Sandstorm's Vice President, Geology is a Qualified Professional (#01221QP) of the Mining and Metallurgical Society of America and a Qualified Person as defined by Canadian National Instrument 43-101. He has reviewed and approved the technical information in this press release.

CONTACT INFORMATION

For more information about Sandstorm Gold Royalties, please visit our website at **www.sandstormgold.com** or email us at **info@sandstormgold.com**.

NOLAN WATSON
PRESIDENT & CEO

604 689 0234

MARK KLAUSEN
INVESTOR RELATIONS

604 628 1164

ABOUT SANDSTORM GOLD ROYALTIES

Sandstorm is a gold royalty company that provides upfront financing to gold mining companies that are looking for capital and in return, receives the right to a percentage of the gold produced from a mine, for the life of the mine. Sandstorm holds a portfolio of 250 royalties, of which 39 of the underlying mines are producing. Sandstorm plans to grow and diversify its low cost production profile through the acquisition of additional gold royalties. For more information visit: www.sandstormgold.com.

CAUTIONARY STATEMENTS TO U.S. SECURITYHOLDERS

The financial information included or incorporated by reference in this press release or the documents referenced herein has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, which differs from US generally accepted accounting principles ("US GAAP") in certain material respects, and thus are not directly comparable to financial statements prepared in accordance with US GAAP.

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms "mineral reserve", "proven mineral reserve", "probable mineral reserve", "inferred mineral resources,", "indicated mineral resources," "measured mineral resources" and "mineral resources" used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Definition Standards").

For United States reporting purposes, the United States Securities and Exchange Commission (the "SEC") has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended its definitions of "proven mineral reserves" and "probable mineral reserves" to be "substantially similar" to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, "inferred mineral resources" have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are "substantially similar" to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as "proven mineral reserves", "probable mineral reserves", "measured mineral resources", "indicated mineral

resources" and "inferred mineral resources" under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements", within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, the Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Sandstorm Gold Royalties. Forward-looking statements include, but are not limited to the future price of gold, silver, copper, iron ore and other metals, the estimation of mineral reserves and resources, realization of mineral reserve estimates, the timing and amount of estimated future production. Forward-looking statements can generally be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans", or similar terminology.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Sandstorm Gold Royalties to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Sandstorm Gold Royalties will operate in the future, including the receipt of all required approvals, the price of gold and copper and anticipated costs. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, amongst others, failure to receive necessary approvals, changes in business plans and strategies, market conditions, share price, best use of available cash, gold and other commodity price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks relating to the parties which produce the gold or other commodity the Company will purchase, regulatory restrictions, activities by governmental authorities (including changes in taxation), currency fluctuations, the global economic climate, dilution, share price volatility and competition.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: the impact of general business and economic conditions, the absence of control over mining operations from which the Company will purchase gold, other commodities or receive royalties from, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined, risks in the marketability of minerals, fluctuations in the price of gold and other commodities, fluctuation in foreign exchange rates and interest rates, stock market volatility, as well as those factors discussed in the section entitled "Risks to Sandstorm" in the Company's annual report for the financial year ended December 31, 2021 and the section entitled "Risk Factors" contained in the Company's annual information form dated March 31, 2022 available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements that are contained or incorporated by reference, except in accordance with applicable securities laws.